UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of June 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: June 14th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Provides Corporate and Operations Update

Wellington, New Zealand – June 14, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Cardiff-2A Testing Program

The third test zone in Cardiff-2A ST1 has been successfully perforated and is flowing tubing fluids (water and solids) at rates of 2-300 barrels per day. The zone will be hydraulically fractured to enhance its productivity during the next few days. A coil tubing clean-out of frac sand in the wellbore will not occur before end of this month, and results of stabilized flow post clean-up of the well are not expected until late into July. All three test zones have now shown that they can flow, and enough gas has accompanied the fluids during lifting to surface to sustain a flare through the sand and fluids in the well bore. However, reliable estimates of likely flow rates post clean-up are not possible at this stage.

Cheal-A3X Production Testing

Following a deep wax cut of the Cheal-A3X well, oil flow rates have resumed stable flow above 400 barrels per day, and more than 8,500 barrels of oil has now been produced from this well since jet-pump production testing commenced in May.

Annual Shareholders’ Meeting

Austral Pacific Energy’s 2004 Annual General Meeting was held in Vancouver, Canada on June 8. There were 215 stockholders present or represented, totaling 65% of the outstanding shares. The existing directors were re-elected, shareholders approved the amendment of the by-laws in relation to quorum requirements, and KPMG were confirmed as auditors. The resolution enabling the Board to make placement of up to 7 million stock units within regulatory guidelines, at their discretion was also approved by stockholders. No timetable was set for any such placement, and no specific proposal is presently being considered by the Board. The Chairman’s address is available on www.austral-pacific.com

CONTACT: Investor Relations: tel: 1 561 837 8057 ext 2 USA/Canada

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.